Exhibit (a)(5)(D)

Restaurant Brands International Inc. Announces Successful Completion of its Tender Offer to Purchase

All of the Outstanding Shares of Popeyes Louisiana Kitchen, Inc.

Oakville, Ontario – March 27, 2017 – Restaurant Brands International Inc. (“RBI”) (NYSE/TSX: QSR, TSX: QSP) today announced that it expects to complete the acquisition of Popeyes Louisiana Kitchen, Inc. (“Popeyes”) (NASDAQ: PLKI) today, following the successful completion of its tender offer to purchase all of the outstanding shares of common stock of Popeyes at $79.00 per share, net to the holder in cash, without interest, less any applicable withholding taxes. The tender offer was effected by RBI’s indirect subsidiary, Orange, Inc. (the “Purchaser”).

The depositary for the tender offer has advised Purchaser that, as of the expiration of the tender offer at one minute following 11:59 p.m. (12:00 midnight), Eastern time, on March 24, 2017, 17,020,182 shares of Popeyes common stock (excluding shares with respect to which notices of guaranteed delivery were delivered but which shares were not yet delivered) had been validly tendered and not validly withdrawn, representing approximately 83% of Popeyes’ outstanding shares of common stock. All conditions to the tender offer were satisfied, and the tender offer was not extended.

All shares of common stock that were validly tendered and not validly withdrawn have been accepted for purchase and will be promptly paid for by Purchaser.

As a result of (i) the acceptance of shares tendered in the tender offer and (ii) the issuance of shares by Popeyes to Purchaser pursuant to Purchaser’s exercise of the “top-up option” provided for in the merger agreement, RBI expects to complete the acquisition of Popeyes through a “short form” merger under Minnesota law today. In the merger, each share of common stock of Popeyes (other than (i) shares owned by Purchaser or any subsidiary of Popeyes and (ii) held by Popeyes shareholders who properly demanded and perfected their dissenters’ rights under Minnesota law) will be automatically converted into the right to receive $79.00 per share, net to the holder in cash, without interest, less any applicable withholding taxes.

Upon consummation of the merger, Popeyes will become an indirect, wholly-owned subsidiary of RBI.

Forward-Looking Statements

This press release includes forward-looking statements, including the expectation as to when the acquisition will be completed. These forward-looking statements may be affected by risks and uncertainties, including risks outside RBI’s control that would affect the timing of the completion of the acquisition. RBI wishes to caution readers that certain important factors could affect actual results and could cause the actual closing of the acquisition to differ from RBI’s expectations.

Additional Information about the Proposed Transaction and Where to Find It

This press release is not an offer to buy nor a solicitation of an offer to sell any of the securities of Popeyes. The tender offer was made pursuant to a Tender Offer Statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials, in each case as may be amended from time to time, which RBI filed with the U.S. Securities and Exchange Commission (the “SEC”). In addition, Popeyes filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (as may be amended from time to time) with respect to the tender offer. The offer to purchase, letter of transmittal and other related materials and the Schedule 14D-9 were mailed to holders of shares of common stock of Popeyes. Investors and Popeyes shareholders may also obtain free copies of the Schedule TO and Schedule 14D-9 and related materials with respect to the transaction free of charge at the SEC website at www.sec.gov, and by contacting MacKenzie Partners, Inc., the information agent for the tender offer, at (212) 929-5500 or (800) 322-2885. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Popeyes under the “Investor Relations” section of Popeyes’ website at http://investor.popeyes.com.

Restaurant Brands International Inc.

For further information:

Investors: Markus Sturm, Investor Relations, investor@rbi.com;

Media: Patrick McGrade, Corporate Affairs, media@rbi.com